UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No 1 )*


                                Telos Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87969B200
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                 William L.P. Brownley, Esq., Telos Corporation.
              460 Herndon Parkway, Herndon, VA 22070 (703) 471-6000
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 23, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



                                  SCHEDULE 13D

- ---------------------                                    -----------------------

CUSIP No.  87969B200                                      Page  2  of  6  Pages
- ---------------------                                    -----------------------

- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       C.C. Partners, Ltd.

- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/ / (b)/X/

- ------ -------------------------------------------------------------------------
3      SEC USE ONLY

- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC

- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)

- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Texas

- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              175,953
     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY        ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                175,953
       PERSON         ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                              0
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         175,953

- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%

- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
- -------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------                                    -----------------------

CUSIP No.  87969B200                                      Page  3  of  6  Pages
- ---------------------                                    -----------------------

- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       R. Cromwell Coulson

- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


- ------ -------------------------------------------------------------------------
3      SEC USE ONLY

- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO

- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)

- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

- --------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              175,953
     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY        ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                175,953
       PERSON         ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                              0
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         175,953

- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%

- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
- -------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 is filed by C.C. Partners, Ltd. ("CCP"), a Texas limited partnership and R. Cromwell Coulson (the "Reporting Persons"). The general partner of CCP is R. Cromwell Coulson. This Amendment No. 1 amends and restates the Reporting Persons' Schedule 13D dated March 1, 1995 (the "Statement") with respect to shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value (the "Preferred Stock"), of Telos Corporation (formerly C3, Inc.) (the "Issuer"). This Amendment No. 1 effectively terminates each of the Reporting Person's Section 13(d) filing obligations because each Reporting Person currently holds less than 5% of the Preferred Stock.

Item 1.  Security and Issuer

         This statement relates to the Preferred Stock. The Principal executive offices of the Issuer are located at 460 Herndon Parkway, Herndon, Virginia 22070. As of the date of this Statement, holders of the Preferred Stock, voting as a class, have the exclusive right to elect up to two (2) directors to the Issuer's board of directors because dividends payable on the Preferred Stock have been in arrears and unpaid for three consecutive full semi-annual periods.

Item 2.  Identity and Background

         CCP's business address is 15 Hudson Avenue, P.O. Box 832, Shelter Island Heights, NY 11965. The principal business of CCP is investing in debt and equity securities. R. Cromwell Coulson's business address is Carr Securities Corp., One Penn Plaza, Suite 4720, New York, NY 10004. R. Cromwell Coulson's principal occupation is Registered Representative of Carr Securities Corp.

         During the last five years, neither of the Reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         R. Cromwell Coulson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         CCP obtained the shares of the Preferred Stock in open market purchaes. Funds used by CCP came from CCP's capital. R. Cromwell Coulson has not acquired any shares of the Preferred Stock, but as general partner of CCP has the power to direct the vote and disposition of shares of the Preferred Stock held by CCP.

Item 4.  Purpose of Transaction

         CCP has acquired shares of the Preferred Stock for investment purposes. CCP has requested that R. Cromwell Coulson be considered for a seat on the Board of Directors of the Issuer. CCP may exercise any or all rights

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

available to holders of Preferred Stock, including, without limitation, the right to contact other holders of Preferred Stock, request that a special meeting of holders of Preferred Stock be called for the purpose of electing two directors to the Issuer's board, or take such other actions as it deems appropriate. CCP does not have any present intention to take any action with respect to the matters listed in paragraphs (b), (c) and (e) through (j) of Item 4.

         CCP may dispose of or acquire additional shares of Preferred Stock or other securities of the Issuer in privately negotiated transactions, market transactions or otherwise. CCP intends to exercise its rights as a shareholder to vote for or against any matter in accordance with its best interests.

Item 5.  Interest in Securities of the Issuer

         (a) CCP is the beneficial owner of 175,953 shares of Preferred Stock. According to the Issuer's Form 10 K for the period ended December 31, 1995, 3,595,586 shares of Preferred Stock were outstanding. Accordingly, CCP is the beneficial owner of 4.9% of the total shares of Preferred Stock outstanding. Because he is the general partner of CCP and has the right to vote and dispose of stock held by CCP, R. Cromwell Coulson may be deemed to be the beneficial owner of the shares of Preferred Stock beneficially owned by CCP.

         (b)
                                                           R. Cromwell
                                             CCP           Coulson
                                           -------         -----------
               Sole Power to
               vote/direct vote            175,953         175,953

               Shared Power to
               vote/direct vote            0               0

               Sole Power to
               dispose/direct
               disposition                 175,953         175,953

               Shared Power to
               dispose/direct
               disposition                 0               0

         (c) During the past sixty days the following transactions in the Preferred Stock were effected:

         March 7, 1996: CCP sold 10,000 shares at $5.375 on the open market.

         April 23, 1996: CCP sold 50,000 shares at $6.475 on the open market.

         (d)  Not applicable.

         (e)  Not applicable.

                                     5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As general partner of CCP, R. Cromwell Coulson has the authority to vote and dispose of the shares of Preferred Stock beneficially owned by CCP.

Item 7.  Material to Be Filed as Exhibits

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            May 16, 1996

                                  C.C. PARTNERS, LTD.



                                  By:  /s/ R. Cromwell Coulson
                                       -----------------------
                                           R. Cromwell Coulson
                                           General Partner


                                       /s/ R. Cromwell Coulson
                                       -----------------------
                                           R. Cromwell Coulson





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